SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Beta Music Group, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

08660E103

(CUSIP Number)

July 1, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Persons Continental Equities LLC

2	Check the Appropriate Box if Member of a Group
	(a)	☐
	(b)	☐ Reporting person is affiliated with other persons

3	SEC Use Only

4	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 4,857,325

	6	Shared Voting Power 0

	7	Sole Dispositive Power 4,857,325

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,857,325

10	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (11) 6.8%*

12	Type of Reporting Person OO

* Based on 71,357,506 shares of common stock outstanding as of July 8, 2014.

1	Name of Reporting Persons Alan Masley

2	Check the Appropriate Box if Member of a Group
	(a)	☐
	(b)	☐ Reporting person is affiliated with other persons

3	SEC Use Only

4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 4,857,325

	6	Shared Voting Power 0

	7	Sole Dispositive Power 4,857,325

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,857,325

10	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (11) 6.8%*

12	Type of Reporting Person IN

* Based on 71,357,506 shares of common stock outstanding as of July 8, 2014.

Item 1. SECURITY AND ISSUER.
(a)	Name of Issuer: Beta Music Group, Inc.
(b)	Address of Issuer: 7100 Biscayne Boulevard Miami, FL 33138

Item 2. IDENTITY AND BACKGROUND.
Item 2(a).

Name of Person Filing:
This statement is being filed by Continental Equities LLC and Alan Masley (collectively, the “Reporting Persons”, and each, a “Reporting Person”).

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

Item 2(b)	Address of Principal Business Office or, if none, Residence: The address of the Reporting Persons is 5 Columbus Circle, 8th Floor, New York, NY 10019.
Item 2(c).	Citizenship or Place of Organization: Mr. Masley is a United States citizen. Continental Equities LLC is a New York limited liability company.
Item 2(d).	Title of Class of Securities: Common Stock, par value $0.01 per share.
Item 2(e).	CUSIP Number: 08660E103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

a)

Amount beneficially owned:

Continental Equities LLC: 4,857,325  shares
Alan Masley: 4,857,325 (represents shares held by Continental Equities LLC. Alan Masley has voting and dispositive power over the shares.)

	b)	Percent of class: 6.8%
	c)	Number of shares as to which each Reporting Person has:
(i) Sole power to vote or to direct the vote: 4,857,325
(ii) Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: 4,857,325
(iv) Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class:
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
Not applicable.

Item 8.	Identification and Classification of Members of the Group:
Not applicable.

Item 9.	Notice of Dissolution of Group:
Not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

Continental Equities LLC

July 10, 2014	By:	/s/ Alan Masley
Name: Alan Masley

July 10, 2014	/s/ Alan Masley
Alan Masley